UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Transition Period from                      to

Commission File No. 1-9583

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MBIA Inc.

Employee 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MBIA Inc.

1 Manhattanville Road

Suite 301

Purchase, NY 10577

Required Information

The MBIA Inc. Employee 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

MBIA INC.

EMPLOYEE 401(k) PLAN

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015

SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2016

MBIA INC.

EMPLOYEE 401(k) PLAN

Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than those listed above, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

MBIA Inc. Employee 401(k) Plan

Purchase, NY

We have audited the accompanying statements of net assets available for benefits of the MBIA Inc. Employee 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

(Signed BDO USA, LLP)

Philadelphia, PA

May 16, 2017

MBIA INC.

EMPLOYEE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2016 AND 2015

	December 31, 2016	December 31, 2015
Investments, at fair value (Note 4) Notes receivable from participants	$102,032,026 490,572	$96,877,817 593,466

Net assets available for benefits	$102,522,598	$97,471,283

The accompanying notes are an integral part of the financial statements.

MBIA INC.

EMPLOYEE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2016

For the Year Ended December 31, 2016
Additions:
Additions to net assets attributed to:
Investment income: Net appreciation in fair value of investments	$4,441,028
Interest and dividends	4,348,270

Net investment income	8,789,298
Contributions:
Participants	2,392,042
Employer	1,194,885

Total contributions	3,586,927

Total additions	12,376,225

Deductions:
Deductions from net assets attributed to:
Benefit distributions	7,324,910

Total deductions	7,234,910

Net increase	5,051,315
Net assets available for benefits:
Beginning of year	97,471,283

End of year	$102,522,598

The accompanying notes are an integral part of the financial statements.

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

1.     Plan Description

General and Contributions

The MBIA Inc. Employee 401(k) Plan (the “Plan”) is a defined contribution plan for eligible employees of MBIA Inc. and Subsidiaries (the “Company” or “Employer”) who are at least 21 years of age. Leased employees, temporary employees and employees classified as interns are not eligible to participate in the Plan. Eligible participants may contribute up to 25% of their total eligible compensation into the Plan. The Plan offers a Roth 401(k) option. The Company matches employee contributions at the rate of 100% of each participant’s contribution up to a maximum of 5%. Contributions are subject to certain limitations. Employer matching contributions are made in the form of cash, whereby participants may direct the Company match to an investment of their choice. The Plan permits eligible employees to rollover funds from a previous employer’s tax-qualified plan or tax-qualified individual retirement account.

The Plan is administered by the MBIA Inc. Investment Management Committee and the Plan’s assets are managed by Fidelity Management Trust Company (“Fidelity”), the investment advisor, trustee and custodian.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

Vesting and Forfeitures

Vesting in employer contributions begins after two years of service and full vesting is achieved after five years of service. The Plan’s vesting methodology is based on an “elapsed time” methodology, which provides for employees to be credited with a number of years of service equal to the number of whole years (12 consecutive months) based on an employee’s period of service starting with hire date with the Employer regardless of whether or not such periods of service were completed consecutively as allowed under the service spanning rule. Participants are fully vested in their salary deferred contributions at all times including Roth 401(k) contributions. Upon reaching the normal retirement date, death or becoming disabled, a participant will be entitled to receive benefit payments. Nonvested benefits remaining after termination of employment are forfeited upon the earlier of a distribution or five-year period break in service and generally may serve to pay the Plan’s administrative expenses and to reduce future Company contributions. During 2016 and 2015, $167,181 and $128,912, respectively, of forfeitures were used to fund the Company’s matching obligation pursuant to the terms of the Plan. The forfeiture balance as of December 31, 2016 and 2015 was $53,384 and $63,638, respectively.

Participant Accounts

A participant is entitled to the benefit that can be provided by the contributions and income thereon, including net realized and unrealized investment gains and losses, of each participant’s account. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive either a lump-sum distribution or installment distributions. The benefit to which a participant is entitled is the benefit that can be provided from the participants’ vested account.

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 AND 2015

Notes Receivable from Participants

A participant may borrow from his or her account a minimum of $1,000 up to a maximum for all participant loans equal to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over the current outstanding balance of loans or 50% of their vested account balance reduced by the then outstanding balance of any other loans that a participant received from the Plan. Loan terms may range from 1 to 5 years, or longer for the purchase of a principal residence but not to exceed 10 years. The loans are collateralized by the vested account balance and bear a reasonable rate of interest as managed by Fidelity based on the interest rates charged for similar types of loans by other lenders. Principal and interest are paid ratably through semi-monthly payroll deductions or through direct payment from former employees.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported changes in net assets available for benefits during the reporting period. Actual amounts could differ from those estimates.

Investments

The Plan’s investments are stated at fair value, including the collective trust.

The Plan’s shares of mutual funds are valued at quoted market prices which represent the net asset value (“NAV”) of shares held by the Plan at each year end. Investments in common stock, including the Company’s common stock, are stated at fair value based on the last reported sales price on the last business day of the year in the active market in which the security is traded. The investment in the collective trust is valued at NAV per unit, as determined by the trustee at year-end. The NAV is used as the practical expedient to estimate fair value. One of the Plan’s investment options includes a participant-directed brokerage account which allows participants to establish a brokerage account and select various investments consisting of mutual funds and Exchange Traded Funds, which approximates fair value.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 AND 2015

Purchases and sales of securities are recorded on a trade-date basis. Interest income from investments is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. The Plan’s net appreciation in the fair value of its investments consists of realized gains and losses and unrealized appreciation and depreciation on investments.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Contributions

Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance, plus accrued but unpaid interest. Loans outstanding are reflected as a receivable of the Plan. Interest income is recorded on an accrual basis. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Participant Accounts

Each participant has an account which is credited with the Company’s contribution, participant’s contribution, and net results from the investment activities of the participant’s account, reduced for any withdrawal activity and fees associated with notes receivable from participants and participant-directed brokerage accounts.

The Plan may elect to allocate the revenue credit received from Fidelity, on a quarterly basis, to eligible participant’s accounts based on a defined formula. The amount allocated as of December 31, 2016 and 2015 was $69,414 and $65,596, respectively.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses, which consist primarily of investment management, recordkeeping and auditing fees, are paid directly by the Company rather than from Plan assets, and are not reflected in the Plan’s financial statements. Fees charged by Fidelity relating to notes receivable from participants and fees associated with participant-directed brokerage accounts are paid from the respective participants’ accounts.

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 AND 2015

Fair Value Measurements

The Financial Accounting Standards Board, Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurement” (“ASC 820”) provides the framework for measuring fair value. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., exit price).

ASC 820 provides a fair value hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Plan. Unobservable inputs reflect the Plan’s assumption about the inputs market participants would use in pricing an asset or liability based on the best information available in current circumstances. The fair value hierarchy is categorized into three levels based on observability and reliability of valuation inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Valuations based on: a) quoted prices for similar assets or liabilities in active markets, b) quoted prices for identical or similar assets or liabilities in inactive markets, c) inputs other than quoted prices that are observable for the asset or liability, and d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Valuations based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement.

To the extent that the valuation is based on inputs that are less observable or unobservable, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is more significant for the investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had the securities been readily marketable. The Plan’s policy is to recognize transfers in and transfers out of levels as of the date of the event or change in circumstances that caused the transfer. The Plan has no level 3 investments. There have been no changes in the valuation methodologies or inputs used to value Plan assets at December 31, 2016 and 2015. Refer to Note 4, Investments, for information regarding the fair value of Plan investments.

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 AND 2015

Subsequent Events

The Plan’s management has evaluated subsequent events through the date the financial statements were available to be issued and there were no subsequent events requiring adjustments to the financial statements or disclosures, as stated herein.

3.    Plan Termination

The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all affected participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances, subject to the provisions of ERISA.

4.    Investments

The Plan’s investment assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. The following tables present information about the Plan’s assets measured at fair value as of December 31, 2016 and 2015:

Assets at Fair Value as of December 31, 2016

	Level 1	Total
Mutual funds	$92,785,878	$92,785,878
Common stock	4,070,620	4,070,620

Total investments at fair value	96,856,498	96,856,498

Collective trust measured at NAV*	—	5,175,528

Total investments	$96,856,498	$102,032,026

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 AND 2015

Assets at Fair Value as of December 31, 2015

	Level 1	Total
Mutual funds	$89,164,328	$89,164,328
Common stock	2,687,038	2,687,038

Total investments at fair value	91,851,366	91,851,366

Collective trust measured at NAV*	—	5,026,451

Total investments	$91,851,366	$96,877,817

*	Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2016 and 2015, respectively.

	Fair Value 12/31/16	Fair Value 12/31/15	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Collective trust	$5,175,528	$5,026,451	N/A	Daily	12 months

Collective Trust

The Plan has a collective trust investment, the Fidelity Managed Income Portfolio Fund (“the MIP”). The investment objective of the MIP is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. Under the terms of the MIP’s Declaration of Trust, withdrawals directed by the Plan Sponsor must be preceded by a 12 month written notice to the MIP. As of December 31, 2016, the Plan had not provided the MIP with advance written notice to terminate the Plan’s investment in the MIP.

5.    Tax Status

The Internal Revenue Service (“IRS) has determined and informed the Company by letter dated June 5, 2015, that the Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (the “IRC”) and is therefore exempt from federal income taxes under provisions of Section 501(a) of the IRC. The Plan Administrator believes that the Plan is currently designed and being operated in accordance with the IRC.

MBIA INC.

EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 AND 2015

Prior to the letter dated June 5, 2015, the Plan received a favorable determination letter from the IRS dated March 21, 2012, that the Plan was designed in accordance with the applicable sections of the IRC.

GAAP requires that Plan management evaluate each tax position taken by the Plan and recognize a liability (or asset) if the Plan has taken an uncertain tax position that more-likely-than-not (i.e. a likelihood of more than 50 percent), based on the technical merits, would not be sustained on examination. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016 there are no uncertain tax positions taken or expected to be taken. Accordingly, the Plan has recognized no interest and penalties associated with any liability for unrecognized tax benefits. The Plan’s policy is to record such amounts, if any, as income tax expense. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

6.    Related Party and Party-In-Interest Transactions

Certain Plan investments are managed by Fidelity, the investment advisor, trustee and custodian for the Plan, and shares of the Company’s common stock. The investments with MBIA Inc. common stock were $4,070,620 and $2,687,038 at December 31, 2016 and 2015, respectively. The Company’s common stock comprises approximately 4% and 3% of the net assets available for benefits for the years ending December 31, 2016 and 2015, respectively. These transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

MBIA INC.

EMPLOYEE 401(k) PLAN

SCHEDULE H (FORM 5500) – LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 06-1185706, PLAN 002

DECEMBER 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Common stock:
*	MBIA Inc.	Common stock		$4,070,620

	Mutual funds:
*	Fidelity Puritan Fund	Mutual fund		2,437,672
*	Fidelity Growth Company Fund	Mutual fund		16,864,979
*	Fidelity Blue Chip Growth Fund	Mutual fund		4,652,923
*	Fidelity Spartan 500 Index Inst. Fund	Mutual fund		13,551,018
*	Fidelity Spartan Extended Market Index INV	Mutual fund		1,977,732
*	Fidelity Spartan U.S.Bond Index ADV	Mutual fund		623,601
*	Fidelity Low-Priced Stock Fund	Mutual fund		2,097,106
*	Fidelity Freedom Income Fund	Mutual fund		183,554
*	Fidelity Freedom Fund 2010	Mutual fund		1,568,255
*	Fidelity Freedom Fund 2015	Mutual fund		619,107
*	Fidelity Freedom Fund 2020	Mutual fund		3,664,236
*	Fidelity Freedom Fund 2025	Mutual fund		2,756,002
*	Fidelity Freedom Fund 2030	Mutual fund		3,076,082
*	Fidelity Freedom Fund 2035	Mutual fund		2,876,591
*	Fidelity Freedom Fund 2040	Mutual fund		2,532,991
*	Fidelity Freedom Fund 2045	Mutual fund		1,004,313
*	Fidelity Freedom Fund 2050	Mutual fund		494,982
*	Fidelity Freedom Fund 2055	Mutual fund		26,085
	Deutsche Cash Management Fund Institutional Class	Mutual fund		1,508,324
	Baron Asset Inst Fund	Mutual fund		2,717,034
	Baron Growth Inst Fund	Mutual fund		3,756,531
	PIMCO High Yield Institutional Fund	Mutual fund		2,073,151
	PIMCO Total Return Institutional Fund	Mutual fund		4,249,279
	Cohen and Steers Realty Shares, Inc. Fund	Mutual fund		819,025

MBIA INC.

EMPLOYEE 401(k) PLAN

SCHEDULE H (FORM 5500) – LINE 4i (Continued)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 06-1185706, PLAN 002

DECEMBER 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Allianz NFJ Dividend Value Fund	Mutual fund		787,965
	Dodge & Cox International Stock Fund	Mutual fund		1,615,770
	RidgeWorth Mid-Cap Value Fund	Mutual fund		3,569,383
	Vanguard Total International Stock Index Fund	Mutual fund		6,315,628
	Northern Small Cap Value Fund	Mutual fund		939,815
	Conestoga Small Cap Fund INV	Mutual fund		156,003
	Baird Core Plus Bond Fund	Mutual fund		215,677
	Fidelity BrokerageLink	Participant-directed brokerage accounts		3,055,064
	Collective trust:
*	Fidelity Managed Income Portfolio Fund	Collective trust		5,175,528
*	Participant loans	Interest rates: 5.25% – 5.50%; Maturity dates through 5/28/24	—	490,572

	Total			$102,522,598

(1)	Cost is not required for participant-directed investments.

*	Fidelity Management Trust Company, including associated funds, participants and the Company are parties-in-interest.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MBIA Inc. Employee 401(k) Plan

Date: May 16, 2017	/s/ ANTHONY MCKIERNAN
Anthony McKiernan
Executive Vice President
Chief Financial Officer

Date: May 16, 2017	/s/ ALAN PEARLMAN
Alan Pearlman
Plan Administrator